MAIL STOP 3561

      March 15, 2006

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

Re:	Israel Growth Partners Acquisition Corp.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed February 17, 2006
		File No. 333-128355

Dear Mr. Karp:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.



Financial Statements

Notes to Financial Statements

Note 7 - Warrants and Option to Purchase Common Stock, F-10

1. We reviewed your response and revised disclosures in reference to our prior comment 9; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Tell us how you determined the fair value of the warrants at the date of issuance and at the date of reclassification. Disclose the methodology and the assumptions used, including a brief discussion on how the assumptions were determined. We may have further comments.


Part II
Exhibits
2. Please file an executed amended and restated certificate of incorporation of Israel Growth Partners Acquisition Corp. with your next amendment.
3. We note your articles state that "[t]he following provisions
(A)
through (E) shall apply during the period commencing upon the filing
of this Certificate of Incorporation and shall terminate upon the first to occur of the (i) consummation of any "Business Combination"
and (ii) "Termination Date" ... and may not be amended during the
Target Business Acquisition Period. ... the period from the
effectiveness of the Registration Statement filed in connection with
the IPO up to and including the first to occur of the (x) consummation of a Business Combination and (y) Termination Date being defined as the "Target Business Acquisition Period" ...."
(emphasis
added) Please provide us a legal analysis as to whether or not an amendment to the noted provision would be valid under applicable state law.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director
cc:	Robert J. Mittman
	Fax: (212) 885-5001
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Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
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